MELLON                                                       MELLON HR SOLUTIONS


June 28, 2002


Paul Bohme
TXU Corporation
Energy Plaza
1601 Bryan Street
Dallas, TX  75201

Dear Mr. Bohme,

This letter is to inform you that the noted discrepancies between the Annual Trust Reports and the Annual Participant Valuation Summary for the TXU Thrift Plan have yet to be determined. Due to the merger of the TXU Thrift Plan and the TXU ENSAVE Plan in January of 2002, the report sent to you appears to include information from both plans.

I will be meeting with the Trust Administrators to clear these discrepancies and provide you with the corrected reports as soon as possible. I apologize for the delay and appreciate your understanding on this matter. If you have any further questions regarding this matter please do not hesitate to call me at 617-382-6614.

Sincerely,


/s/ Christopher McTague
Christopher McTague
Sr. Plan Manager


cc: John Mayer